[Reference Translation]

May 9, 2012

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Toyota Names New Executives

Toyota Motor Corporation (TMC) announced today that the board of directors resolved at a meeting held on May 9, 2012, the appointment of new representative directors and planned executive changes as described follows.

Changes Concerning Representative Directors (Formal decision to be made at board of directors meeting held after the General Shareholders Meeting in June 2012)

Name	Current Title	New Title
Takeshi Uchiyamada	Executive Vice President and Representative Director	Vice Chairman and Representative Director

Nobuyori Kodaira*	Director and Senior Managing Officer	Executive Vice President and Representative Director

Mitsuhisa Kato*	Senior Managing Officer	Executive Vice President and Representative Director

Masamoto Maekawa*	Senior Managing Officer	Executive Vice President and Representative Director

*	Denotes newly appointed Representative Director

Reference 1: Biographies of the new Representative Director nominees (as of May 2012)

Name	Date of Birth	Business Experience		Number of TMC shares owned
Nobuyori Kodaira	March 18, 1949	Apr. 1972	Joined Ministry of International Trade and Industry	9,000
		Jul. 2004	Director-General, Agency for Natural Resources and Energy
		Jul. 2006	Retired from Director-General, Agency for Natural Resources and Energy
		Aug. 2008	Advisor of TMC
		Jun. 2009	Managing Officer of TMC
		Jun. 2010	Senior Managing Director of TMC
		Jun. 2011	Director and Senior Managing Officer of TMC

Mitsuhisa Kato	March 2, 1953	Apr. 1975	Joined TMC	7,350
		Jun. 2004	Managing Officer of TMC
		Jun. 2006	Toyota Technocraft Co., Ltd. President
		Jun. 2006	Advisor of TMC
		Jun. 2007	Retired from Advisor of TMC
		Jun. 2010	Retired from Toyota Technocraft Co., Ltd. President
		Jun. 2010	Senior Managing Director of TMC
		Jun. 2011	Senior Managing Officer of TMC

Masamoto Maekawa	October 17, 1949	Apr. 1973	Joined Toyota Motor Sales Co., Ltd.	20,300
		Jun. 2003	Managing Officer of TMC
		Jun. 2007	Toyota Administa Corporation President
		Jun. 2007	Advisor of TMC
		Jun. 2009	Retired from Toyota Administa Corporation President
		Jun. 2009	Senior Managing Director of TMC
		Jun. 2011	Senior Managing Officer of TMC

Reference 2: Executive Lineup Following the Ordinary General Shareholders Meeting in June 2012 (planned executive lineup)

Formal appointment of directors will be made pending approval at the General Shareholders Meeting in June 2012. Formal appointment of managing directors and representative directors will be made at the board of directors meeting following the General Shareholders Meeting in June 2012.

1) Board of Directors

Name	Title
Fujio Cho	Chairman and Representative Director
Takeshi Uchiyamada	Vice Chairman and Representative Director
Akio Toyoda	President and Representative Director
Yukitoshi Funo	Executive Vice President and Representative Director
Atsushi Niimi	Executive Vice President and Representative Director
Shinichi Sasaki	Executive Vice President and Representative Director
Satoshi Ozawa	Executive Vice President and Representative Director
Nobuyori Kodaira	Executive Vice President and Representative Director
Mitsuhisa Kato	Executive Vice President and Representative Director
Masamoto Maekawa	Executive Vice President and Representative Director
Mamoru Furuhashi	Director and Senior Managing Officer
Takahiko Ijichi	Director and Senior Managing Officer
Yasumori Ihara	Director and Senior Managing Officer

2) Corporate Auditors

Name	Title
Yoichiro Ichimaru	Full-time Corporate Auditor
Masaki Nakatsugawa	Full-time Corporate Auditor
Masahiro Kato	Full-time Corporate Auditor
Yoichi Morishita	Corporate Auditor
Akishige Okada	Corporate Auditor
Kunihiro Matsuo	Corporate Auditor
Yoko Wake	Corporate Auditor

Reference 3: Areas of Responsibility of Executive Vice Presidents Following the Ordinary General Shareholders Meeting in June 2012

Name	Current	New
Yukitoshi Funo	– Asia & Oceania Operations – Middle East, Africa and Latin America Operations – External Affairs – Operation Planning & Support	– Asia & Oceania Operations – Middle East, Africa and Latin America Operations – Operation Planning & Support

Atsushi Niimi	– North America Operations – China Operations – Production Control – Production Engineering – Manufacturing	– North America Operations – China Operations – Production Control – Production Engineering – Manufacturing

Shinichi Sasaki	– Business Development – IT & ITS – Purchasing – Japan Sales Business – Customer First Promotion	– Business Development – IT & ITS – Purchasing – Customer First Promotion

Satoshi Ozawa	– Europe Operations – General Administration & Human Resources – Accounting	– Europe Operations – General Administration & Human Resources – Accounting

Nobuyori Kodaira	—	External Affairs*

Mitsuhisa Kato	—	Research & Development

Masamoto Maekawa	—	Japan Sales Business

*	In addition to External Affairs Group, will maintain responsibility for external affairs of technology, environment, ITS, domestic and overseas sales and other fields.